14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

November 15, 2010

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn:	H. Roger Schwall Sirimal R. Mukerjee Laura Nicholson Lily Dang Karl Hiller

Re:

Gulfport Energy Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 12, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 28, 2010

Form 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010

Filed May 7, 2010 and August 6, 2010

File No. 0-19514

Ladies and Gentlemen:

Gulfport Energy Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated October 29, 2010 (the “Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), Form 10-Q for the fiscal quarter ended March 31, 2010 and Form 10-Q for the fiscal quarter ended June 30, 2010 (each, a “Form 10-Q” and collectively with the Form 10-K and the Proxy Statement, the “Reviewed Filings”), each filed with the Securities and Exchange Commission (the “Commission”).

As requested by the Staff in the Comment Letter, where appropriate, the Company has herein provided the Staff with additional information relating to the disclosures in the Reviewed Filings, clarified the existing disclosure or specified why certain requested disclosure does not apply to the Company. The Company respectfully requests that, where applicable, it be permitted to include the additional disclosure specified below in the Company’s future filings

United States Securities and Exchange Commission

November 15, 2010

with the Commission. For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Annual Report on Form 10- K for Fiscal Year Ended December 31, 2009

Description of Business, page 2

Principal Oil and Natural Gas Properties, page 3

1.	Comment: Please provide your analysis as to how you have complied with the disclosure requirements of Item 1206 of Regulation S-K.

Response: The Company has consistently complied with its disclosure obligations under Item 1206 of Regulation S-K regarding its present activities. The Form 10-K does not discuss any wells in the process of being drilled because no wells were in the process of being drilled at the time the Form 10-K was filed. When the Company is in the process of drilling wells at the time it files a Form 10-K or Form 10-Q with the Commission, it includes information regarding its then present activities. Please see, for example, pages 15, 16, and 22 of the Form 10-Q for the quarter ended March 31, 2010, pages 16, 17 and 24 of the Form 10-Q for the quarter ended June 30, 2010 and pages 16, 17, 24 and 25 of the Form 10-Q for the quarter ended September 30, 2010.

Competition and Markets, page 10

2.	Comment: We note your disclosure that you sell the majority of your oil to Shell Trading Company. Please file any material contracts with respect to such sales, or tell us why you are not required to file them. See Item 601(b)(10) of Regulation S-K.

Response: Sales of the Company’s production occur in the ordinary course of its business. Under Item 601(b)(10), a contract relating to such ordinary course of business sales need not be filed unless it is a contract upon whom the Company is substantially dependent, as in the case of a continuing contract to sell the major part of the Company’s products. The Company is not a party to any long-term or short-term contracts with Shell Trading (US) Company or any other company to sell the major part of its production. Instead, the major part of the Company’s production is sold on a spot basis. Accordingly, there is no contract to be filed under Item 601(b)(10).

Operational Hazards and Insurance, page 13

3.

Comment: We note your disclosure that you “currently maintain insurance covering some, but not all [risks normally incident to the production of oil and natural gas]… [and that the] occurrence of a significant event that is not fully insured against could have a

United States Securities and Exchange Commission

November 15, 2010

material adverse effect on our financial position.” We also note your risk factors beginning “A substantial portion of our producing properties…” and “Operating hazards and uninsured risks…” at pages 18 and 19, respectively. In light of recent events involving the Gulf of Mexico, however, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability arising from any catastrophic occurrences involving your operations or equipment. For example, and without limitation, please address the following:

•	disclose the applicable policy limits related to your insurance coverage;

•	disclose your related indemnification obligations and those of your operator (Chevron Corporation), if applicable;

•

disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your operator would be obligated to indemnify you against any such claims;

•	provide further detail in regard to your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•	provide further detail on the risks for which you are insured for your offshore operations.

Response: As an initial matter with respect to Comments 3 and 4, the Company advises the Staff that its operations at WCBB are substantially and materially different from the high pressure, high risk deepwater drilling activities conducted by BP plc and other operators in the Gulf of Mexico. The Company’s operations at WCBB are conducted in a shallow water bay at depths averaging from eight to ten feet. An average well in this field produces approximately 50 barrels a day. These wells require gas lift due to insufficient reservoir pressure. Accordingly, in the event of a blow-out or other damage to a well, the environmental impact would be limited as the well would cease to produce on its own. As a result, the conditions under which the Company conducts its operations and potential environmental impact that would occur in the event of a blow-out or damage to a well are in no way comparable to the circumstances associated with the recent problem in the Gulf.

In light of the foregoing and the Company’s existing disclosure regarding operational hazards and insurance in the “Business” section of the Form 10-K on page 13 in the associated risk factors identified by the Staff on pages 18 and 19, the Company believes it has disclosed all material information regarding its potential liability arising from catastrophic occurrences involving its operations or equipment. In particular, the risk factor on page 19 of the Form 10-K describes a catastrophic incident in October 2006 involving the Company’s operations caused by a ruptured gas line that resulted in six deaths and the loss of several vessels and facilities.

United States Securities and Exchange Commission

November 15, 2010

Further, the risk factor on page 18 covers, among other risks, natural disasters such as hurricanes, which have materially and adversely affected the Company in the past. When appropriate, the Company has included additional information regarding such circumstances and will do so again in the future. See, for example, the discussion in the Company’s Form 10-K and Forms 10-Q regarding the impact that Hurricane Rita had on the Company’s facilities and results of operations during the period September 2005 through the second quarter of 2006.

While the Company is prepared to provide the Staff with its insurance coverage on a supplemental basis, it does not believe it is either necessary or appropriate to include such limits in its public filings. The Company’s insurance often changes on an annual basis with new or renewed insurance programs and the coverage and limits may change based on a variety of factors, including but not limited to changes in the scope or anticipated scope of the Company’s operations and the availability of coverage and pricing.

Responsibility for the analysis of and decisions regarding risk management – including insurance coverage – is described on page 12 of the Company’s Proxy Statement under the caption “Board of Director’s Role in Risk Oversight.” While management is responsible for the day-to-day management of risks faced by the Company, the Board of Directors, as a whole and through its committees, has the responsibility for the oversight of risk management. Through this oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Historically, this process has worked effectively as evidenced by the outcomes of the catastrophic events referred to above and previously disclosed in the Company’s filings with the Commission.

4.	Comment: In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

Response: The Company refers to the first paragraph of its response to Comment 3. In addition, the Company informs the Staff that it has prepared and has in place Spill Prevention Control and Countermeasure Plans for each of its principal facilities at WCBB in response to the requirements of the Federal Oil Pollution Prevention Regulations listed in 40 CFR Part 112 and LAC 33:1X Chapter 9. In addition, the Company has a national emergency response company on retainer. This company specializes in the prevention and cleanup of oil and other hydrocarbon spills. This emergency response company has been involved in the cleanup efforts of some of the largest oil spills along the Gulf Coast and is on call to the Company 24 hours a day in the event its services are needed. While the Company does not believe additional disclosure regarding this point is necessary at this time, it will continue to monitor its disclosure and include additional information regarding its remediation plans and procedures in the event of

United States Securities and Exchange Commission

November 15, 2010

an oil spill or leak from its offshore operations in future filings to the extent this information is considered material.

Properties, page 25

General

5.	Comment: Please tell us why you did not provide the disclosure required by Subpart 1200 to Regulation S-K with respect to your interests in entities that operate in Southeast Asia.

Response: Item 1201(a) of Regulation S-K provides that the disclosure specified in Subpart 229.1200 should be included if the oil and gas producing activities are material to the registrant’s or its subsidiaries’ business operations or financial position. The Company’s interests in Thailand do not currently meet that standard. Item 1201(a) also specifies that the Subpart 229.1200 disclosure is not required with respect to “joint ventures that conduct, operate, manage or report upon oil and gas drilling or income programs, that acquire properties either for drilling and production, or for production of oil, gas, or geothermal steam or water … ” The Company’s interests in Thailand are owned through joint ventures. In the case of the Phu Horm Field, the Company holds a 23.5% interest in Tatex, which holds an 8.512% interest in APICO, LLC which, in turn, holds a 35% interest in the field, resulting in a working interest in the field for the Company of 0.7%. In the case of Tatex III, the Company holds a 17.9% interest in a joint venture that holds a concession in Thailand. Further, no drilling activities were undertaken by Tatex III on its concession in Thailand during the period covered by the Form 10-K or during any prior period.

Proved Oil and Natural Gas Reserves, page 25

6.	Comment: We note that your staff of petroleum engineers and geosciences professionals work closely with Netherland, Sewell & Associates, Inc. and Pinnacle Energy Services, LLC in connection with their reserve reports relating to your WCBB field and your assets in the Permian Basin, respectively. Please clarify whether your chief reserve engineer is primarily responsible for overseeing such reserves estimates. If he or she is not your internal technical person primarily responsible for overseeing the preparation of the reserves estimates, please disclose the qualifications of such other technical person. See Item 1202(a)(7) of Regulation S-K.

Response: The Company confirms that its chief reserve engineer is primarily responsible for overseeing reserve estimates attributable to its reserves at WCBB and in the Permian Basin, and will clarify this point in future filings.

United States Securities and Exchange Commission

November 15, 2010

7.	Comment: We note your disclosure at page 26 that your internal control procedures “include the verification of input data…as well as management review and approval.” Please revise to describe in more detail your internal control procedures. For example, and without limitation, it is not clear how figures for historical production or property ownership are verified.

Response: The Company proposes in future filings to delete the last sentence of the second paragraph on page 26 and replace it with the following:

The preparation of our proved reserve estimates are completed in accordance with our internal control procedures. These procedures, which are intended to ensure the reliability of reserves estimations, include the following:

•	review and verification of historical production data, which data is based on actual production as reported by us;

•	preparation of reserves estimates by our experienced reservoir engineers or under their direct supervision;

•

review by our reservoir engineering department of all of our reported proved reserves at the close of each quarter, including the review of all significant reserve changes and all new proved undeveloped reserves additions;

•	direct reporting responsibility by our reservoir engineering department to our Chief Executive Officer; and

•	verification of property ownership by our land department.

8.	Comment: We note that you have provided information regarding proved undeveloped reserves. Please provide the information required by Item 1203(d) of Regulation S-K, or tell us why it is not applicable.

Response: The Company has substantially reduced the number of proved undeveloped drilling locations at WCBB that have been booked for more than five years from 108 at year end 2007 to 78 at year end 2008 to 11 at year end 2009, representing an 88% decrease in proved undeveloped reserves from 12.3 MMboe at December 31, 2007 to 1.5 MMboe at December 31, 2009. At December 31, 2009, the reserves attributable to these locations represented only approximately 7.5% of the Company’s proved reserves. As a result, the Company does not believe that material amounts of proved undeveloped reserves have remained undeveloped for five years or more after their disclosure as proved undeveloped reserves. The Company further notes that it has drilled 21 successful wells at WCBB to date in 2010 and intends to drill three or four more wells by year end. The Company recently announced its

United States Securities and Exchange Commission

November 15, 2010

plans to drill 20 to 24 additional wells at WCBB in 2011. Currently, the Company anticipates that it will drill at least four of the 11 PUD’s during 2011 and has initiated the permitting process on three of the four PUD locations. In light of the Company’s historical activities and the currently anticipated 2011 annual drilling programs, the Company expects to continue converting undeveloped reserves to developed reserves. Since 2001, the Company has drilled a total of 146 wells at WCBB, averaging 16.2 wells a year with a 90% success rate.

Production, Prices, and Production Costs, page 28

9.	Comment: Please provide the disclosure required by Item 1204(a) of Regulation S-K with respect to each field that contains more than 15% or more of your total proved reserves expressed on an oil-equivalent-barrels basis, or tell us why such disclosure is not required.

Response: The Company proposes to include a table in substantially the following form in its future filings:

The following table provides a summary of our production, average sales prices, and average production costs for fields containing 15% or more of our total proved reserves as of December 31, 2009:

	Year Ended December 31,
	2009	2008	2007
WCBB
Net Production
Oil (MBbls)	1,209	1,220	1,330
Natural gas (MMcf)	192	356	479
NGL (Mgal)	—	—	—
Total (Mboe)	1,241	1,280	1,410

Average Sales Price:
Oil (per Bbl)	$52.39	$80.20	$65.19
Natural gas (per Mcf)	$4.44	$10.48	$7.82
NGL (per Gal)	$—	$—	$—

Average Production Cost (per BOE)	$8.54	$10.86	$8.98

Permian Basin
Net Production
Oil (MBbls)	118	134	3
Natural gas (MMcf)	236	234	14
NGL (Mgal)	2,694	2,579	—
Total (Mboe)	221	234	6

United States Securities and Exchange Commission

November 15, 2010

	Year Ended December 31,
	2009	2008	2007

Average Sales Price:
Oil (per Bbl)	$55.19	$94.42	$91.67
Natural gas (per Mcf)	$3.72	$7.57	$6.80
NGL (per Gal)	$0.73	$1.26	$—

Average Production Cost (per BOE)	$10.71	$11.59	$—

10.	Comment: Please provide your analysis as to how you have complied with the disclosure requirements of Item 1207 of Regulation S-K.

Response: The Company has included the information contemplated by Item 1207 with respect to its operations in three places in the Form 10-K: (a) under the caption “Derivative Instruments and Hedging Activities” on pages 37 and 38; (b) under the caption “Commodity Price Risk” on pages 47 and 48 and (c) in “Item 7A.” Quantitative and Qualitative Disclosure about Market Risk” on pages 50 and 51.

Productive Wells and Acreage, page 29

11.	Comment: Please provide the information required by Item 1208(b) of Regulation S-K with respect to minimum remaining terms of leases and concessions.

Response: Item 1208(b) of Regulation S-K requests disclosure of the minimum remaining terms of leases and concessions if material. At the time the Form 10-K was filed, there was no material information to report. The Company’s WCBB acreage is held by production. With respect to the Permian, only 640 net acres out of the Company’s approximately 8,200 net acres had a term expiring in 2010. That lease was drilled during 2010 and is now held by production. The Company will continue to monitor the terms of its leases and make disclosure in compliance with Item 1208(b) as applicable.

Controls and Procedures, page 51

12.	Comment: We note your disclosure at page 52 that “[m]anagement is also responsible for establishing and maintaining a system of internal controls over financial reporting” (emphasis added). Please revise to provide a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting. See Item 308 of Regulation S-K.

Response: In response to the Staff’s comment, the Company will revise in future filings with the Commission the statement under “Controls and Procedures” to clarify

United States Securities and Exchange Commission

November 15, 2010

that management is responsible for establishing and maintaining a system of adequate internal controls over financial reporting.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-7

Oil and Gas Properties, page F-7

13.	Comment: Please expand your disclosure under this heading, as well as on page 35, to discuss how the cost or estimated fair value of unproven properties subject to amortization affects the limitation of your net capitalized costs. We note your disclosure under the heading Ceiling Test on page 36 is more complete and complies with the guidance in Regulation S-X Rule 4-10(c)(4).

Response: The Company notes the Staff’s comment and will replace the existing disclosure with the following disclosure, updated as necessary, in Note 1 under the caption “Summary of Significant Accounting Policies—Oil and Gas Properties” in its future Form 10-K filings with the Commission:

“The Company uses the full cost method of accounting for oil and gas operations. Accordingly, all costs, including nonproductive costs and certain general and administrative costs directly associated with acquisition, exploration and development of oil and gas properties, are capitalized. Under the full cost method of accounting, the Company is required to perform a ceiling test each quarter. The test determines a limit, or ceiling, on the book value of the oil and gas properties. Net capitalized costs are limited to the lower of unamortized cost net of deferred income taxes or the cost center ceiling. The cost center ceiling is defined as the sum of (a) estimated future net revenues, discounted at 10% per annum, from proved reserves, based on the 12-month unweighted average of the first-day-of-the-month price for the period January – December 2009, and prior to 2009, unescalated year-end prices and costs, adjusted for any contract provisions or financial derivatives, if any, that hedge the Company’s oil and natural gas revenue, and excluding the estimated abandonment costs for properties with asset retirement obligations recorded on the balance sheet, (b) the cost of properties not being amortized, if any, and (c) the lower of cost or market value of unproved properties included in the cost being amortized, including related deferred taxes for differences between the book and tax basis of the oil and natural gas properties. If the net book value, including related deferred taxes, exceeds the ceiling, an impairment or noncash writedown is required.

Such capitalized costs, including the estimated future development costs and site remediation costs of proved undeveloped properties are depleted by an equivalent units-of-production method, converting gas to barrels at the ratio of six Mcf of gas to one barrel of oil. No gain or loss is recognized upon the disposal of oil and gas

United States Securities and Exchange Commission

November 15, 2010

properties, unless such dispositions significantly alter the relationship between capitalized costs and proven oil and gas reserves. Oil and gas properties not subject to amortization consist of the cost of unproved leaseholds and totaled $17,521,000 and $22,543,000 at December 31, 2009 and December 31, 2008, respectively. These costs are reviewed quarterly by management for impairment. If an impairment has occurred, the portion of cost in excess of the current value is transferred to the cost of oil and gas properties subject to amortization. Factors considered by management in its impairment assessment include drilling results by Gulfport and other operators, the terms of oil and gas leases not held by production, and available funds for exploration and development.”

Further, in response to the Staff’s comment, the Company will replace the existing disclosure with the following disclosure, updated as necessary, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” in its future Form 10-K filings with the Commission:

“Oil and Natural Gas Properties. We use the full cost method of accounting for oil and natural gas operations. Accordingly, all costs, including non-productive costs and certain general and administrative costs directly associated with acquisition, exploration and development of oil and natural gas properties, are capitalized. Companies that use the full cost method of accounting for oil and gas properties are required to perform a ceiling test each quarter. The test determines a limit, or ceiling, on the book value of the oil and gas properties. Net capitalized costs are limited to the lower of unamortized cost net of deferred income taxes or the cost center ceiling. The cost center ceiling is defined as the sum of (a) estimated future net revenues, discounted at 10% per annum, from proved reserves, based on the 12-month unweighted average of the first-day-of-the-month price for the period January – December 2009, and prior to 2009, unescalated year-end prices and costs, adjusted for any contract provisions or financial derivatives, if any, that hedge our oil and natural gas revenue, and excluding the estimated abandonment costs for properties with asset retirement obligations recorded on the balance sheet, (b) the cost of properties not being amortized, if any, and (c) the lower of cost or market value of unproved properties included in the cost being amortized, including related deferred taxes for differences between the book and tax basis of the oil and natural gas properties. If the net book value, including related deferred taxes, exceeds the ceiling, an impairment or noncash writedown is required. Such capitalized costs, including the estimated future development costs and site remediation costs, if any, are depleted by an equivalent units-of-production method, converting gas to barrels at the ratio of six Mcf of gas to one barrel of oil. No gain or loss is recognized upon the disposal of oil and natural gas properties, unless such dispositions significantly alter the relationship between capitalized costs and proven oil and natural gas reserves. Oil and natural gas properties not subject to amortization consist of the cost of undeveloped leaseholds and totaled $17.5 million at December 31, 2009 and $22.5 million at December 31,

United States Securities and Exchange Commission

November 15, 2010

2008. These costs are reviewed periodically by management for impairment, with the impairment provision included in the cost of oil and natural gas properties subject to amortization. Factors considered by management in its impairment assessment include our drilling results and those of other operators, the terms of oil and natural gas leases not held by production and available funds for exploration and development.”

Note 21 - Supplemental Information on Oil and Gas Exploration and Production Activities, page F-34

14.	Comment: Please expand your disclosure to provide information about your exploratory wells to comply with FASB ASC paragraph 923-235-50-1B.

Response: The Company believes the Staff intended to reference FASB ASC 932-235-50-1B rather than 923-235-50-1B and responds on that basis. The Company uses the full cost method of accounting for its oil and gas operations. The Company does not believe that FASB ASC 932-235-50-1B is a relevant disclosure for the Company as no exploratory costs are charged to expense in the Company’s financial statements.

Exhibits

15.	Comment: We note your disclosure at page 18 of your proxy statement filed on April 28, 2010 that you have an oral employment agreement with your chief executive officer. Please file as an exhibit a written description of such agreement. Please refer to Regulation S-K Compliance and Disclosure Interpretations, Question 146.04, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: The disclosure contained on page 18 of the Company’s proxy statement constitutes a full and complete description of the oral employment agreement with its chief executive officer. The Company will file that description as an additional exhibit in its next Form 10-K.

Exhibit 99.1

16.	Comment: Please obtain and file a revised report from NSAI that discloses the relevant weighted average prices from the total company reserve report. See Item 1202(a)(8)(v) of Regulation S-K. You provide the average Shell Trading (US) Company West Texas/New Mexico Intermediate posted price and the average Henry Hub spot price, but these appear to be for reference rather than the actual price utilized.

Response: We have discussed the above comment with NSAI and they confirm that the posted oil price and spot gas price set out in their report are shown as a reference price before adjustments for quality (or energy content), transportation fees, and a regional price differential. They have informed us that the average prices weighted by production over the remaining lives of the properties are $57.37 per barrel of oil and $3.808 per MCF of gas and intend to include a sentence similar to the following in reports to be filed in the future with the SEC:

“The average prices weighted by production over the remaining lives of the properties are $57.37 per barrel of oil and $3.808 per MCF of gas.”

17.	Comment: We note the following language in NSAI’s report:

United States Securities and Exchange Commission

November 15, 2010

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience.

It does not appear that NSAI has “excluded from its consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geosciences.” In this regard, we note that the definition of “reserves” in Rule 4-10(a)(26) of Regulation S-X indicates that “there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or revenue interest in the production.” We also note that the definition of proved reserves is contained in Regulation S-X which is an accounting regulation. Therefore, we believe NSAI should address this limiting language in one of the following ways, as deemed appropriate:

•	remove the sentence referenced above; or

•	replace the referenced sentence with new disclosure that reflects each of the following, if true:

•	expertise at NSAI is centered around the technical engineering and geologic disciplines;

•	NSAI does not purport to be certified accountants, landmen or lawyers who are qualified at validating an entity’s legal right to extract oil and gas from the earth;

•	NSAI, as a firm, recognizes that the definition of reserves requires reasonable expectation of a legal right to produce, or receive revenue from, a hydrocarbon flow stream;

•	NSAI has accepted as true your representation that you have “the legal right to produce,” and NSAI does not have or engage the expertise to perform legal or land due diligence to validate it; and

•

NSAI utilizes your lease operating statements as provided to NSAI and does not perform additional forensic accounting unless something appears inconsistent with other data or its understanding of costs or prices in the applicable field area.

Response: The Company acknowledges the Staff’s comments, which have been conveyed to NSAI. NSAI has advised the Company that each disclosure listed is true and with an intent to address the issue as concisely as possible that they will delete the subject sentence and replace it with the sentence shown below in future reports filed with the Commission:

“Our expertise is in petroleum engineering, geoscience, and petrophysical interpretation, not legal or accounting matters; we are not accountants, attorneys, or landmen.”

18.

Comment: We note the statement in NSAI’s report that the reserves estimates have been prepared “in accordance with generally accepted petroleum engineering and evaluation principles.” While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles.” With a view towards possible disclosure, please explain to us the

United States Securities and Exchange Commission

November 15, 2010

basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

Response: The Company acknowledges the Staff’s comments and NSAI has advised the Company of the following as their basis for concluding that such principles have been sufficiently established:

•

In the February 19, 2007, publication of the Society of Petroleum Engineers (“SPE”) entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (the “SPE 2007 Standards”), the SPE acknowledges in the foreword section thereof and in section 1.2 that there are “generally accepted engineering and evaluation principles” applicable to the estimation and auditing of oil and gas reserves. The SPE goes further in section 1.2 to define the relationship between such principles and the “principles of physical science, mathematics, and economics.” A copy of the SPE 2007 Standards is available for reference at the following website: http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf.

•

Beyond the SPE 2007 Standards, NSAI is also not aware of a single official reference or compilation that sets out a concise list of “generally accepted petroleum engineering and evaluation principles.” NSAI generally looks to the SPE 2007 Standards, the Commission’s regulations, and other SPE publications, including SPE’s publication entitled Petroleum Resources Management System, and use textbooks such as “Applied Petroleum Reservoir Engineering” by Craft and Hawkins and “Practical Reservoir Engineering Methods” by H.C. Slider as a basis for “generally accepted engineering and evaluation principles.”

•

The estimates shown in the report of NSAI included as Exhibit 99.1 to the Company’s 2009 Form 10-K have been prepared using the generally accepted principles and methods as promulgated by the SPE in the SPE 2007 Standards and as embodied by the petroleum engineering textbooks, as well as in accordance with applicable standards promulgated by the Commission.

NSAI has further advised the Company that it had originally intended to satisfy the Commission by including a reference to the SPE 2007 Standards in its future applicable reports filed with the Commission. However, after receiving other feedback which indicated that response may not fully satisfy the Commission, in reports for future filings with the SEC, NSAI intends to further modify the sentence to remove the reference to “generally acceptable” similar to that shown in the sentence below:

“…these estimates have been prepared in accordance with petroleum engineering and evaluation principles set forth in the Standard Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers.”

Exhibit 99.2

19.	Comment: Please provide the basis for not filing the attachments to the report by Pinnacle Energy Services, including Exhibit A.

Response: Item 1202(8) of Regulation S-K specifies the circumstances under which a third party reserve report must be filed by a registrant with the Commission and specifies the disclosure that such report must include. As revised in response to the Staff’s comments below, Pinnacle’s revised report contains the required disclosures. Item 1202(8) does not require the filing of a schedule identifying each individual well in which a registrant has an interest. The “Exhibit A” and the reference to “Exhibit A” have been deleted from the revised report.

20.	Comment: Please provide the information required by Items 1202(a)(8)(iii), (iv) and (viii) of Regulation S-K.

Response: Pinnacle’s report has been revised to include the information specified. A copy of the revised report in substantially the form to be included in future filings is attached as Exhibit A.

21.	Comment: Please obtain and file a revised report from Pinnacle that discloses the relevant benchmark prices and weighted average prices from the total company reserve report. See Item 1202(a)(8)(v) of Regulation S-K. In that regard, it is not clear whether you have disclosed the relevant benchmark prices, and it does not appear that you have disclosed the weighted average prices. Also, obtain a revised report from Pinnacle that clarifies the methodology used for calculating the prices. For example, the reference to “year end 2009 prices” under the heading “Product Pricing” does not appear to comply with Rule 4-10(a)(22) of Regulation S-X.

Response: Pinnacle’s report has been revised to include the information specified. A copy of the revised report in substantially the form to be included in future filings is attached as Exhibit A.

22.	Comment: We note the statement that the “report has been prepared for the exclusive internal use of Gulfport Energy, Corporation and shall not be used otherwise without the written consent of Pinnacle Energy Services, L.L.C.” As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version that retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Response: Although the report does contain the quoted language, Pinnacle has specifically provided its written consent to the inclusion of the report in the Form 10-K.

United States Securities and Exchange Commission

November 15, 2010

A copy of Pinnacle’s consent is filed as Exhibit 23.3 to the Form 10-K. All future reports that the Company receives from Pinnacle will not contain the quoted language. Please see the revised report in the form attached to this letter as Exhibit A.

Definitive Proxy Statement on Schedule 14A

Election of Directors and Director Biographies, page 5

23.	Comment: For each director and director nominee, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person in particular should serve as a director. See Item 401(e) of Regulation S-K.

Response: The specific experience, qualifications, attributes or skills that led to the conclusion that each director and director nominee should serve as a director are included on page 11 of the Proxy Statement under the caption “Nominating Process for Directors, Director Qualifications and Review of Director Nominees.”

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

24.	Comment: For each component of executive compensation paid to each named executive officer, please provide more detail regarding the material factors the compensation committee considered in determining the amounts awarded. For example, and without limitation, we note your disclosure at page 16 that the compensation committee considered, among other things, “the value the executives bring to the Company, market trends, peer benchmarking [and] economic climate” in determining discretionary bonuses. We note also your disclosure at page 17 that individual performance is an important factor in deciding discretionary bonuses. If material, please disclose for each named executive officer the compensation committee’s determination for 2009 with respect to each of these factors when determining the discretionary bonus amounts. Please refer to Comments 11 and 12 from our letter dated December 3, 2008. Please ensure that your response also addresses the material factors considered by your compensation committee in setting salary levels for each named executive officer. Please provide a sample of your proposed disclosure.

Response: The Compensation Committee did not make any other specific determinations with respect to the individual factors in establishing the officer’s discretionary bonus for 2009 beyond what was disclosed in the Proxy Statement. To the extent that the Compensation Committee considers any additional factors in its determination of discretionary bonuses for named executive officers for 2010 or subsequent years, the Company will disclose such additional factors in future filings with the Commission. Further, to the extent that the Compensation Committee establishes any financial and/or operational objectives and measures for purposes of

United States Securities and Exchange Commission

November 15, 2010

such bonus determinations, the Company will disclose such objectives and measures in future filings. If none are used, the Company will disclose that no such additional considerations, targets or objectives were used for such purposes.

With respect to salaries of the Company’s named executive officers, the Company disclosed in the Proxy Statement that salaries for its Chairman of the Board and Chief Executive Officer are provided in their respective agreements. The Company stated that the annual base salary for its Chairman of the Board is increased annually in an amount equal to any increase in the cost of living as determined in accordance with his employment agreement. The respective salaries for the Company’s Chief Executive Officer and Chief Financial Officer for 2009 were determined by the Compensation Committee and the Chairman of the Board, respectively. With respect to the 2009 salaries of the Chief Executive Officer and the Chief Financial Officer, the various factors considered included the recommendation of the Chairman of the Board, the compensation of executive officers of comparable companies within the oil and natural gas industry, the performance of such executive officer and changes in responsibilities, the experience, leadership and potential future contributions to the Company and, in the case of the Chief Executive Officer, his oral employment agreement with the Company. The Compensation Committee did not consider any other material factors with respect to the 2009 salaries of the named executive officers or make a specific determination with respect to any of the factors identified.

The Company also stated in the Proxy Statement that in 2009, the Compensation Committee reviewed and considered salaries for the Company’s Chairman of the Board, Chief Executive Officer and Chief Financial Officer for 2010, taking into consideration their 2009 compensation packages and the compensation survey prepared by Equilar in the fall of 2009. The compensation committee also considered the Company’s performance, the value the executives bring to the Company, market trends, peer benchmarking, economic climate, experience, leadership and employee retention (without making a specific determination with respect to any individual factor) and, in the case of our Chairman of the Board and Chief Executive Officer, the terms of their respective agreements with the Company.

In the future, the Compensation Committee will continue to review the base salaries of the named executive officers on an annual basis, subject to the terms of any employment agreements that the Company may have with its named executive officers, and will consider similar factors, as well as the recommendation of the Chairman of the Board with respect to base salaries of other named executive officers. To the extent that the Compensation Committee considers any additional factors, including more specific individual factors or makes a specific determination with respect to any such factors, the Company will disclose such factors and specific determinations in future filings with the Commission.

United States Securities and Exchange Commission

November 15, 2010

Summary Compensation Table, page 22

25.	Comment: We note that your table at page 22 reports amounts in the Stock Awards and Option Awards columns for the fiscal year ended December 31, 2009. Please identify the relevant awards that relate to such amounts. In that regard, we note your disclosure at page 17 that “[i]n 2009, the compensation committee did not grant any equity awards to [y]our executive officers.”

Response: In the process of preparing the Company’s response to Comment 25, it was determined that the amounts included in the Stock Awards and Option Awards columns were inadvertently calculated based on the amounts recognized for financial reporting purposes, rather than based on the grant date fair value of stock options and restricted stock awards on the award date, as described in footnote 1. The revised table reflecting the grant date fair value of the stock and options awards as of the grant date for 2009, 2008 and 2007 and related footnotes are included below. The Company believes that the revisions are not material, since no awards were made to the named executive officers in 2009, 2008 or 2007, except for the December 2008 restricted stock award of 66,667 shares of common stock to Mr. Palm with the fair value of $268,668. As a result, the aggregate value included in the Stock Awards and Option Awards columns for 2008 for Mr. Palm resulted in the disclosure of a larger amount of $331,066, as compared to the amount of $268,668 that should have been disclosed for that year. Further, the disclosure for other named executive officers should have been $0 for each year, as compared to larger amounts disclosed for such officers in the Proxy Statement. The Company will undertake that the correct disclosure is included in its future proxy statement filings.

SUMMARY COMPENSATION TABLE

The following table provides information concerning compensation of our principal executive officer, principal financial officer and our other highest paid executive officer for the fiscal years ended December 31, 2009, December 31, 2008 and December 31, 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)		Option Awards ($)	All Other Compensation ($)(2)	Total ($)

James D. Palm Chief Executive Officer	2009	$225,000	$50,000	$—		$—	$13,800	$288,800
	2008	$225,000	$25,000	$268,668	(3)	$—	$17,325	$535,993
	2007	$211,750	$25,410	$—		$—	$16,500	$253,660

Mike Liddell Chairman of the Board	2009	$261,373	$40,000	$—		$—	$21,025	$322,398
	2008	$260,585	$40,000	$—		$—	$24,550	$325,135
	2007	$243,505	$40,000	$—		$—	$20,725	$304,230

Michael G. Moore Vice President, Chief Financial Officer and Secretary	2009	$300,000	$125,000	$—		$—	$19,925	$444,925
	2008	$279,340	$100,000	$—		$—	$23,450	$402,790
	2007	$225,000	$400,000	$—		$—	$19,625	$644,625

(1)	The amount reported in the Stock Awards column reflects the fair value of the restricted stock award on the award date. The amount was calculated using certain assumptions, as set forth in Note 9 to our consolidated financial statements for the fiscal year ended December 31, 2009, included in our Annual Report on Form 10-K, filed with the SEC on March 12, 2010.
(2)	Amounts for Mr. Liddell include our 401(k) plan contributions of $13,800, $17,325 and $13,500 for 2009, 2008 and 2007, respectively, life insurance premium payments of $7,225 for each of 2009, 2008 and 2007. Amounts for Mr. Palm include our 401(k) plan contributions of $13,800, $17,325 and $13,500 for 2009, 2008 and 2007, respectively, and director compensation fees of $3,000 for 2007. The amounts for Mr. Moore for 2009, 2008 and 2007 represent our 401(k) plan contributions of $13,800, $17,325 and $13,500, respectively, and $6,125, $6,125 and $6,125, respectively, attributable to use of a company vehicle.
(3)	Mr. Palm’s restricted stock award of 66,667 shares of our restricted common stock vest in 12 substantially equal quarterly installments beginning on December 17, 2008.

United States Securities and Exchange Commission

November 15, 2010

Director Compensation, page 24

26.	Comment: For each director, please disclose by footnote to the appropriate column to your director compensation table the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response: There were 6,111, 6,111 and 2,635 shares of restricted stock outstanding at the end of fiscal 2009 for Messrs. Streller, Houston and Dillingham, respectively. In addition, options to purchase an aggregate of 30,000 shares of common stock were outstanding for Mr. Houston at the end of fiscal 2009. The Company will include a clarifying footnote specifying the aggregate number of stock and option awards for each director outstanding at fiscal year end in future proxy statement filings with the Commission.

Certain Relationships and Related Transactions, page 30

27.	Comment: We note your disclosure at page 7 that your audit committee reviews and approves related party transactions. Please provide all the disclosure required by Item 404(b) of Regulation S-K with respect to the review, approval or ratification of transactions with related persons.

Response: Item 404(b) requires a registrant to describe its policies and procedures for the review, approval or ratification of related party transactions. Item 404(b) itself acknowledges that the material features of these policies may vary. The Company does not have a formal set of standards to be substantively applied to each transaction reviewed by the Audit Committee. Item 404(b)(1)(ii) does not require that such standards exist. Rather, it requires that they be disclosed if such standards do exist. Instead of a formalized policy, related party transactions are reviewed and judgment is applied to determine whether such transactions are in the best interests of the Company.

The Company disclosed in the Proxy Statement that the Company’s Audit Committee, as provided in its charter, reviews and approves related party transactions. Further, the Company disclosed that it’s Code of Business Conduct and Ethics governs various

United States Securities and Exchange Commission

November 15, 2010

compliance areas, including conflicts of interest and fair dealings, which are considered in the process of the review and approval of related party transactions. The Company will expand its disclosure regarding the process for review and approval of related party transactions in future filings with the Commission.

In that regard, the Company will elaborate that it is the Company’s policy that all of its employees and directors, as well as their family members, must avoid any activity that is or has the appearance of conflicting with the Company’s business interest. This policy is included in the Company’s Code of Business Conduct and Ethics posted on its website. Each director and executive officer is instructed to always inform the designated compliance officer when confronted with any situation that may be perceived as a conflict of interest. Only the Board of Directors or a committee consisting solely of independent directors may grant waivers of the provisions of the Code of Business Conduct and Ethics for the Company’s executive officers and directors. In addition, at least annually, each director and executive officer completes a detailed questionnaire specifying any business relationship that may give rise to a conflict of interest.

Further, under the Audit Committee Charter, the Audit Committee is responsible for reviewing and monitoring compliance with our Code of Business Conduct and Ethics and recommending any warranted changes to the Board of Directors. In addition, the Board of Directors and, pursuant to its charter, the Audit Committee, review and approve all relationships and transactions in which the Company and its directors, director nominees and executive officers and their immediate family members, as well as holders of more than 5% of any class of our voting securities and their family members, have a direct or indirect material interest. The Board of Directors and the Audit Committee approve only those transactions that, in light of known circumstances, are consistent, or are not inconsistent with, the Company’s best interests, as they determine in the good faith exercise of their discretion.

Quarterly Reports on Form 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010

Exhibits 31.1 and 31.2

28.	Comment: We note that you have not provided certifications that match exactly the form set forth in Item 601(b)(31) of Regulation S-K. For example, and without limitation, we note that you use the term “reasonably assurance” instead of “reasonable assurance” in paragraph 4(b). Please revise your certifications to provide the form required by Item 601(b)(31). We note that the certifications provided in your annual report on Form 10-K for the fiscal year ended December 31, 2009 also do not match exactly the form set forth in Item 601(b)(31).

Response: The Company noted the typographical error pointed out by the Staff and corrected it in the certifications filed by the Company with its Form 10-Q for the third

United States Securities and Exchange Commission

November 15, 2010

quarter ended September 30, 2010. The Company will continue to include the certifications that match exactly the form set forth in Item 601(b)(31) of Regulation S-K in its future filings with the Commission, as applicable.

Quarterly Report on Form 10-Q for Fiscal Quarter Ended June 30, 2010

29.	Comment: If material, please expand your disclosure to discuss the extent to which the BP oil spill and drilling moratorium impacted your activities in the Gulf Coast. In addition, please describe the status of your compliance with the recent offshore oil and gas safety reforms promulgated by the U.S. Department of the Interior, including the Oil and Gas and Sulphur Operations in the Outer Continental Shelf; Increased Safety Measures for Energy Development on the Outer Continental Shelf, 75 Fed. Reg. 63346 (Oct. 14, 2010). Please also disclose what effect, if any, compliance with such laws is expected have on your strategic plans, business and results of operations.

Response: The Company does not have any operations in the Outer Continental Shelf. Its offshore operations in Louisiana are limited to the shallow waters located five miles off the coast of Louisiana with water depths averaging eight to ten feet deep. Further, the Company operates strictly in state waters and does not have any operations in federal waters. As a result, the BP oil spill and drilling moratorium did not impact the Company operations or activities in the Gulf Coast. Further, due to the nature of its operations, the Company is not subject to the recent offshore oil and gas safety reforms promulgated by the U.S. Department of the Interior, including the Oil and Gas and Sulphur Operations in the Outer Continental Shelf; Increased Safety Measures for Energy Development on the Outer Continental Shelf, 75 Fed. Reg. 63346 (Oct. 14, 2010). In response to the BP oil spill, the State of Louisiana has adopted certain additional regulations governing drilling in state waters. Compliance with such new regulations, however, has not had any material effect on the Company’s strategic plans, business or results of operations, or resulted in any material increase in costs and expenses, as the Company had already implemented enhanced standards as part of its internal safety procedures and good drilling practices.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

November 15, 2010

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 242-4408.

Sincerely,

/s/ Michael G. Moore
Name:	Michael G. Moore
Title:	Vice President, Chief Financial Officer and Secretary

Exhibit A

PINNACLE
ENERGY SERVICES, L.L.C.

February 9, 2010

Gulfport Energy Corporation
14313 N. May Ave., Ste. 100
Oklahoma City, OK 73134

Attn: Mr. Steve Baldwin

Re: Reserves & Economic Evaluation
SEC Year End 2009
Permian Properties

EXECUTIVE SUMMARY

Pursuant to your request, an engineering and economic evaluation was prepared for projected oil and gas reserves associated with interests owned by Gulfport Energy Corporation ("Gulfport") in certain oil and gas properties located in the Permian Basin, in West Texas, that are operated by Windsor Energy Group, LLC ("Windsor"). The properties include sixty-four (64) Proved Producing (PDP) wells, sixteen (16) Proved Behind-Pipe (PDBP) wells, two (2) Proved Non-Producing (PDNP) wells and one hundred ninety-one (191) Proved Undeveloped (PUD) locations. Remaining reserves and future and present worth values for these properties were calculated as of January 1, 2010. It is our understanding that the proved reserves estimated in this report constitute approximately 58% of all proved reserves owned by Gulfport as of December 31, 2009.

The total gross and net reserves and future cumulative cashflows, both undiscounted and discounted (at 10%) prior to considering the effects of Federal Income Taxes for all properties, are summarized in TABLE 1 below. Economics were prepared using the yearend 2009 SEC price forecast.

TABLE 1
Reserves and Economic Summary

Reserve Category	# Wells	Rem Net Oil MBbls	Rem Net Gas MMcf	Rem Net NGL MGal	Net Capital M$	Net Cashflow M$	Net Disc PV @ 10%, M$
PDP	64	817	1,556	14,818	0	37,577	21,939
PDBP	16	221	358	3,585	1,200	12,428	6,322
PDNP	2	60	95	994	633	2,636	1,395
PUD	191	6,173	8,885	85,299	120,808	197,324	61,776
Total Proved	**273**	**7,271**	**10,894**	**104,696**	**122,640**	**249,965**	**91,432**